(Letterhead of Index Plus Fund, Inc.)


December 20, 2002


Securities and Exchange Commission
Washington, D.C. 20549


Re:  Withdrawl of Registration Statement N-1A/A ( File numbers
333-97389 and 811-21170)


Dear Sir:

Pursuant to Rule 477 promulgated under the Securities act of 1933 as amended, Index Plus Fund, Inc., a Texas corporation (the "Registrant"), hereby withdraws its pre-effective registration statement number 4, Form N-1A/A (File numbers 333-97389 and 811-21170) originally filed with the Securities and Exchange Commission on December 19, 2002.

The Registrant is withdrawing the Registration Statement due to the fact that the it should have been submittted as pre-effective registration statement number 3, which corresponds to the currently included auditor's consent. Pre-effective registration statment number 3, N-1A/A will be resubmitted for Index Plus Fund, Inc. immediately after this submission.

If you have questions or comments, please contact the undersigned at your convenience at 214-692-1939.

Very truly yours,



Laura S. Adams
President